NO ACT

PE
12-11-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



Received SEC
JAN 14 2008
Washington, DC 20549

January 14, 2008

Eric G. Kevorkian
Vice President, Corporate Counsel
Boston Properties, Inc.
Prudential Center
800 Boylston Street
Boston, MA 02199-8103

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/14/2008

Re: Boston Properties, Inc.
Incoming letter dated December 11, 2007

Dear Mr. Kevorkian:

This is in response to your letter dated December 11, 2007 concerning the shareholder proposal submitted to Boston Properties by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, NW
Washington, DC 20001

Boston Properties

December 11, 2007

Via Federal Express

BOSTON, MA
NEW YORK, NY
PRINCETON, NJ
SAN FRANCISCO, CA
WASHINGTON, D.C

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Boston Properties, Inc. – Omission of Stockholder Proposal of the United Brotherhood of Carpenters Pension Fund Pursuant to Rule 14a-8

Ladies and Gentlemen:

Boston Properties, Inc., a Delaware corporation (the "Company"), has received a stockholder proposal (the "Proposal") from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). The Proposal is attached hereto as Exhibit A. I write this letter to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the Proposal from the definitive proxy materials (the "Proxy Materials") for the 2008 Annual Meeting of Stockholders. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company omits the Proposal from such Proxy Materials for the reasons set forth in this letter.

The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter. In accordance with Rule 14a-8(j), by copy of this letter, the Company has notified the Proponent of the Company's intention to omit the Proposal from the Proxy Materials. The Company has also enclosed six copies of this letter and the exhibits hereto.

I. Summary

The Proposal asks the stockholders of the Company to amend Section 2.7 of the Bylaws of the Company (the "Bylaws") to replace the third sentence thereof with the following: "Elections of directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected." The Company believes the Proposal may be omitted:

PRUDENTIAL CENTER • 800 BOYLSTON STREET • BOSTON, MASSACHUSETTS 02199-8103 • TEL 617.236.3300 • FAX 617.236.3684
WWW.BOSTONPROPERTIES.COM • BOSTON PROPERTIES, INC. (NYSE: BXP)

- Pursuant to Rule 14a-8(i)(2), because it would cause the Company to violate the laws of Delaware, which is the Company's jurisdiction of incorporation;

- Pursuant to Rule 14a-8(i)(1), because it is not a proper subject for action by the Company's stockholders under Delaware law; and

- Pursuant to Rule 14a-8(i)(6), because the Company lacks the power to implement the Proposal.

II. The Proposal May Be Omitted Because It Would, If Implemented, Cause The Company To Violate Delaware Law.

The Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate Delaware law. As more fully described in the opinion of the Delaware law firm Morris, Nichols, Arsht & Tunnell LLP (the "Delaware Law Firm Opinion"), attached hereto as Exhibit B, the Proposal urges the Company's stockholders to adopt a bylaw that would be inconsistent with the Company's Amended and Restated Certificate of Incorporation (the "Certificate"), attached hereto as Exhibit C, and therefore such bylaw would violate the Delaware General Corporation Law (the "DGCL").

Article VI, D of the Certificate provides that "At each annual meeting of stockholders, the successor or successors of the class of directors whose term expires at that meeting shall be elected by a plurality of the votes of the shares present in person or represented by proxy at such meeting and entitled to vote on the election of directors..." If the Proposal is adopted by the stockholders, the Bylaws would contain a provision that directly conflicts with Article VI, D of the Certificate. Section 109(b) of the DGCL expressly prohibits adoption of bylaws that are inconsistent with a corporation's certificate of incorporation. Section 109(b) provides: "The bylaws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." (emphasis added).

The Company respectfully advises the Staff that Rule 14a-8(i)(2) (and its predecessor provision) has previously been employed by the Staff as a basis for not recommending enforcement action where a proposal is excluded because it urges the adoption of a bylaw that conflicts with the certificate of incorporation. *See* Northrop Grumman Corporation, SEC No-Action Letter, 2007 WL 817461 (Mar. 13, 2007) (declining to recommend enforcement action regarding omission of a proposal urging the directors to adopt a bylaw that would give holders of 10% to 25% of the outstanding common stock the power to call a special stockholder meeting because such bylaw would conflict with provisions in the certificate of incorporation resulting in a violation of §109(b) of the DGCL); AlliedSignal, Inc., SEC No-

Action Letter, 1999 WL 44511 (Jan. 29, 1999) (declining to recommend enforcement action regarding omission of a proposed bylaw that would require a simple majority vote in order for stockholders to take action on all matters because such bylaw would conflict with the provisions in the certificate of incorporation and the DGCL that require a greater vote on certain actions); Weirton Steel Corporation, SEC No-Action Letter, 1995 WL 107126 (Mar. 14, 1995), *and confirmed*, 1995 WL 150685 (Apr. 3, 1995) (declining to recommend enforcement action regarding omission of a proposal asking stockholders to amend the bylaws to allow stockholders to fill director vacancies because the certificate of incorporation provided that only directors could fill such vacancies). Similarly, because the Proposal clearly conflicts with the Certificate and its adoption would result in a violation of the DGCL, it should likewise be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

III. The Proposal May Be Omitted Because It Is Not A Proper Subject For Action By Stockholders Under Delaware Law.

As described in the Delaware Law Firm Option, the Proposal may also be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1). If the Proposal was implemented it would cause the Company to violate Delaware law, and it is therefore not a proper subject for stockholder action.

IV. The Proposal May Be Omitted Because The Company Lacks The Power To Implement It.

The Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power to implement it. As noted in the Delaware Law Firm Opinion, a bylaw that conflicts with the certificate of incorporation of a Delaware corporation is "void" and a "nullity." Accordingly, because the proposed bylaw is inconsistent with Article VI, D of the Certificate and, if implemented, would violate Delaware law, the stockholders, and therefore the Company, lack the power to implement it.

V. The Proponent Should Not Be Permitted To Revise The Proposal.

The Company recognizes that the Staff, on occasion, will permit proponents to cure defects in their proposals by revising and resubmitting their proposals in precatory form, so long as the revisions are "minor in nature and do not alter the substance of the proposal." *See* Corporation Finance: Staff Legal Bulletin No. 14 (E)(2) (July 13, 2001). However, for the reasons set forth below, the Company respectfully requests that the Staff decline to grant the Proponent the opportunity to recast its Proposal as a recommendation to the board of directors of the Company (the "Board").

In Staff Legal Bulletin No. 14 the Staff noted that it adopted the practice of allowing proponents to revise proposals to "deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." The Company respectfully suggests that a proposal that would, if implemented, be invalid under the law of the state of incorporation would be aptly described as containing major (and not minor) defects. Far from curing a minor defect, in order to correct the defects in the Proposal, the Proponent would need to completely overhaul the Proposal to recast it as a recommendation to the Board to "initiate the appropriate process" to provide for majority voting in director elections. Such a revision would change the substance of the Proposal by transforming it from a proposed bylaw amendment into a recommendation that the Board, in addition to drafting and adopting a new bylaw, also draft and propose an amendment to the Certificate and obtain the requisite stockholder approval thereof.

The Proponent is a sophisticated player within the field of proposals relating to majority voting in director elections and has submitted more than 60 such proposals during the 2007 proxy season alone.[1] The Proponent had ample time before the Rule 14a-8 deadline expired to draft a proposal that complies with that Rule and could have done so with minimal additional effort. The Proponent also could have drafted the Proposal to ask the Board to "initiate the appropriate process," to avoid the risk that the Proposal would be excluded under Rule 14a-8(i)(1), (2) or (6), as it has in a number of proposals it has submitted to companies in the past. *See* Kohl's Corp., SEC No-Action Letter, 2007 WL 1125497 (Mar. 30, 2007); Raytheon Co., SEC No-Action Letter, 2006 WL 129323 (Jan. 12, 2006); Hewlett-Packard Co., SEC No-Action Letter, 2006 WL 39271 (Jan. 5, 2006). Nonetheless, the Proponent failed to recognize, or chose to disregard, that its Proposal was inconsistent with the Certificate and would, if implemented, be invalid under Delaware law. The Company and the Staff should not be required to expend their time and resources to perform the Proponent's due diligence. Permitting the Proponent to revise the Proposal effectively shifts the burden of ensuring that its proposals can be legally implemented to the Company and the Staff. The Proponent submits numerous stockholder proposals to companies each year and should be required to bear the costs of drafting proposals that comply with the relevant law.

Furthermore, determining not to permit the Proponent to revise the Proposal would also be consistent with the Staff's position in Northrop Grumman Corporation, SEC No-Action Letter, 2007 WL 817461 (Mar. 13, 2007). In Northrop Grumman, the Staff denied a sophisticated proponent the opportunity to revise his proposal where he had submitted a stockholder proposal to approve a bylaw amendment that clearly conflicted with Northrop Grumman's certificate of incorporation and, if implemented, would have violated Delaware law. The present situation is very similar to that presented in Northrop Grumman (i.e. the Proponent, a very sophisticated party, has submitted a proposal to approve a bylaw that clearly would violate Delaware law if implemented because it conflicts with the Certificate). Accordingly, the same result should follow and the Proponent should be denied the opportunity to revise the Proposal.

---

[1] RiskMetrics Group, 2007 Postseason Report: A Closer Look at Accountability and Engagement, p. 17 (October 2007).

VII. Conclusion.

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from the Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (617) 236-3354. Please transmit the response letter via facsimile to the Company at (617) 421-1556 and to the Proponent at (202) 543-4871.

Respectfully submitted,

Eric G. Kevorkian
Vice President, Corporate Counsel

cc: Daniel P. Adams
Goodwin Procter LLP



Exhibit A
Proposal

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

October 17, 2007

Frank D. Burt
Corporate Secretary
Boston Properties, Inc.
111 Huntington Avenue
Suite 300
Boston, MA 02199-7610

Dear Mr. Burt:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Boston Properties, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 1,875 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

At the Company's recent annual meeting, a significant number of Company shareholders registered their disappointment with the Board by withholding their support for those members of the Board standing for election. The board's failure to declassify the board in light of the strong shareholder votes on the issue in recent years appears to have prompted the significant withhold votes. While the Fund is not an advocate of board declassification and other governance changes designed to promote an active market for corporate control, the Board's apparent lack of response on the declassification issue prompts us to submit the proposal to establish a majority vote director election. The Board's inaction on the declassification issue that has received majority shareholder support suggests to us that the binding form of the Proposal is appropriate.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Boston Properties, Inc. ("Company") hereby amend Section 2.7 (Action at Meeting) of the Company's Bylaws to provide for a majority vote standard for director elections. Specifically, the third sentence of Section 2.7 is amended to read as follows:

> "Elections of directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected."

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, General Electric, Wal-Mart, Safeway, Home Depot, Capital One and General Dynamics, as well as numerous real estate investment trusts, such as Liberty Property Trust, Duke Realty, General Growth Properties, Host Hotels, Archstone-Smith and Federal Realty Investment Trust have adopted a majority vote standard in company by-laws. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election.

We believe the critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard in Company governance documents. Our Company needs to join the growing list of companies that have taken this action. With a majority vote standard in place, the board can then consider action on developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

Exhibit B
Delaware Law Firm Opinion

Morris, Nichols, Arsht & Tunnell LLP

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

December 10, 2007

Boston Properties, Inc.
800 Boylston Street
Suite 1900
Boston, MA 02199

Re: **Stockholder Proposal Submitted By the United Brotherhood of Carpenters Pension Fund**

Ladies and Gentlemen:

This letter is in response to your request for our opinion whether a stockholder proposal (the "Proposal") submitted to Boston Properties, Inc., a Delaware corporation (the "Company"), by the United Brotherhood of Carpenters Pension Fund may be omitted from the Company's proxy statement and form of proxy (the "Proxy Materials") for its 2008 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2) or Rule 14a-8(i)(6) under the Securities Exchange Act of 1934.

I. Summary.

The Proposal calls upon the stockholders of the Company to amend the Amended and Restated By-laws of the Company (the "By-laws") to require that nominees for director be elected to the Board of Directors of the Company (the "Board") by a "majority of the votes cast"

Proposal defines as an election in which the number of nominees exceeds the number of directors to be elected).[1] If adopted by the stockholders, the Proposal would cause the Company to violate Delaware law because the proposed by-law conflicts with the provision in the Company's Amended and Restated Certificate of Incorporation (the "Certificate") that specifies that directors will be elected by plurality vote in all elections, whether contested or uncontested. Because the Delaware General Corporation Law (the "DGCL") specifies that a Delaware corporation's by-laws may not contain provisions inconsistent with its certificate of incorporation, it is our opinion that the Proposal, if implemented, would cause the Company to violate Delaware law. The Proposal should therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).[2]

---

[1] In its entirety, the Proposal reads:

> Resolved: That the shareholders of Boston Properties, Inc. ("Company") hereby amend Section 2.7 (Action at Meeting) of the Company's Bylaws to provide for a majority vote standard for director elections. Specifically, the third sentence of Section 2.7 is amended to read as follows:
>
> "Elections of directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected."

[2] 17 C.F.R. § 240.14a-8(i)(2) (permitting a company to exclude a proposal that would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject").

In addition, because the Proposal calls upon the stockholders to violate the DGCL, it is our opinion that the Proposal is not a proper subject for Company stockholder action and should therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1).[3]

Finally, the Delaware courts have held, in decisions spanning several decades, that a by-law is void if it conflicts with the certificate of incorporation. Given this settled rule of Delaware law, it is our opinion that the stockholders lack the power to implement the Proposal. Accordingly, the Proposal should be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(6).[4]

II. The Proposal, If Adopted, Would Cause The Company To Violate Delaware Law.

The Proposal asks the stockholders to adopt a by-law that would require a nominee for director to receive a majority of the votes cast in favor of his or her election in order to be elected in any uncontested election (i.e., an election in which the number of nominees does not exceed the number of directors to be elected). If adopted, this by-law would directly conflict with the Certificate, which states that "At each annual meeting of stockholders, the successor or successors of the class of directors whose term expires at that meeting shall be elected by a plurality of the votes of the shares present in person or represented by proxy at such meeting and entitled to vote on the election of directors . . . ."[5] Certificate, Article VI, ¶ D.

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[3] 17 C.F.R. § 240.14a-8(i)(1) (permitting a company to exclude a proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization").

[4] 17 C.F.R. § 240.14a-8(i)(6) (permitting a company to exclude a proposal if "the company would lack the power or authority to implement" such proposal).

[5] By requiring a plurality vote, the Certificate means that the number of nominees with the greatest number of votes cast in favor of their election, up to the number of directorships subject to election, will be elected to the Board. *See* Model Business Corporation Act, (. . . Continued)

Section 109(b) of the DGCL prohibits the adoption of the proposed by-law because it is inconsistent with the Certificate. 8 *Del. C.* § 109(b) ("The by-laws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added). The Supreme Court of Delaware has interpreted Section 109(b) of the DGCL to mean that a by-law is "void" and a "nullity" if it conflicts with the certificate of incorporation. *Centaur Partners, IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (noting that a proposed by-law that would have limited the power of the board of directors to change the size of the board through a by-law amendment would have been a "nullity" to the extent it conflicted with a certificate of incorporation provision granting the board the power to amend the by-laws). A long line of Delaware precedents demonstrates that the Delaware courts will invalidate a by-law if it is inconsistent with the certificate of incorporation.[6]

(Continued . . .)
§ 7.28, Official Comment ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election."). The Proposal, in contrast, would require a greater vote of "a majority of the votes cast," which presumably means that the votes cast "for" a nominee's election must exceed the votes cast "against" his or her election.

[6] *See Essential Enterprises Corporation v. Automatic Steel Products, Inc.*, 159 A.2d 288, 291 (Del. Ch. 1960) (invalidating a by-law providing for removal of directors without cause because it was inconsistent with the certificate of incorporation); *Prickett v. American Steel and Pump Corporation*, 253 A.2d 86, 88 (Del. Ch. 1969) (invalidating a by-law that provided one-year terms for directors because the certificate of incorporation provided directors three-year terms); *Oberly v. Kirby*, 592 A.2d 445, 459 (Del. 1991) (declaring invalid a by-law that had the effect of allowing the directors of a non-stock membership corporation to remove and select new members because the certificate of incorporation allowed only current members to select their successors).

Section 109(b) of the DGCL serves as an important safeguard against action by the board of directors or the stockholders that would otherwise evade the provisions of the certificate of incorporation. When a provision is placed in the certificate of incorporation, amendments to that provision must first be approved by the board and then by the stockholders. 8 *Del. C* § 242(b)(1).[7] Section 109(b) of the DGCL ensures that neither the board nor the stockholders can exercise their power to amend the by-laws unilaterally to subvert the board's and the stockholders' shared power to amend the certificate of incorporation.[8] In the case of the Company, the parties who drafted the Certificate decided that the provision requiring a plurality voting standard for all director elections was important enough to require Board and stockholder action to change it. The Proposal now asks the stockholders to ignore that decision and unilaterally require a majority vote to elect directors in uncontested elections. The stockholders cannot adopt the proposed by-law without violating Section 109(b) of the DGCL.[9] Accordingly, the Proposal should be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

---

[7] *See also Williams v. Geier*, 671 A.2d 1368, 1380 (Del. 1996) (noting that an amendment to the certificate of incorporation becomes operative only if it "receives both approval by the board of directors and the stockholders").

[8] Section 109(a) of the DGCL empowers stockholders to amend the by-laws without board approval and also provides that the certificate of incorporation may include a provision empowering the board of directors to amend the by-laws without stockholder approval. 8 *Del. C.* § 109(a). Paragraph A of Article IX of the Certificate authorizes the Board to adopt amendments to the By-laws.

[9] We recognize that Section 2.7 of Article II of the By-laws contemplates the possibility that the plurality voting requirement can be changed by a by-law amendment. *See* By-laws, Article II, § 2.7 ("Any election by stockholders shall be determined by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, except where a larger vote is required by law, by the Certificate or by these By-laws."). For the reasons explained above, however, the By-laws may not contain a provision that is inconsistent with the plurality voting requirement set forth in the Certificate.

III. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part II of this opinion, we believe that it is not a proper subject for stockholder action and may also be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1).

IV. The Company Lacks The Authority To Implement The Proposal.

As noted in Part II of this opinion, the Delaware courts have stated that a by-law that is inconsistent with the certificate of incorporation is a "nullity" and is "void." *Centaur*, 582 A.2d at 929; *see also Prickett*, 253 A.2d at 88 ("[T]he by-law provision is in conflict with the charter [i.e., certificate of incorporation] and it is therefore void") (citations omitted); *Burr v. Burr*, 291 A.2d 409, 410 (Del. Ch. 1972) ("Plaintiffs are correct in their conclusion that a by-law in conflict with the certificate of incorporation is a nullity") (citations omitted). The proposed by-law would likewise be "void" and a "nullity" if adopted by the stockholders. Accordingly, the Company lacks the power to implement the by-law set forth in the Proposal, and the Proposal should therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(6).

V. Conclusion.

For the foregoing reasons, it is our opinion that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

626266.10


Boston Properties

Exhibit C
Certificate

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BOSTON PROPERTIES, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF JUNE, A.D. 1997, AT 1 O'CLOCK P.M.

Edward J. Freel, Secretary of State

AUTHENTICATION: 8512350

DATE: 06-16-97

2720908 8100

971196336

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
BOSTON PROPERTIES, INC.

Boston Properties, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is Boston Properties, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 24, 1997 (the "Original Certificate of Incorporation").

2. This Amended and Restated Certificate of Incorporation (the "Certificate"), which amends, restates and integrates the provisions of the Original Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 24, 1997, was duly adopted by the Board of Directors of the Corporation in accordance with the provisions of Sections 141(f), 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL"), and was duly adopted by the written consent of the stockholders of the Corporation in accordance with the applicable provisions of Sections 242 and 245 of the DGCL.

3. The text of the Original Certificate of Incorporation, as amended to date, is hereby amended and restated in its entirety to provide as herein set forth in full.

ARTICLE I

NAME

The name of the corporation is Boston Properties, Inc.

ARTICLE II

REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

PURPOSES

The nature of business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 450,000,000 shares, of which (a) 250,000,000 shares shall be common stock, par value $.01 per share (the "Common Stock"), (b) 150,000,000 shares shall be excess stock, par value $.01 per share (the "Excess Stock"), and (c) 50,000,000 shares shall be preferred stock, par value $.01 per share (the "Preferred Stock"). As set forth in this Article IV, the Board of Directors is authorized from time to time to establish and designate one or more series of Preferred Stock, to fix and determine the variations in the relative rights and preferences as between the different series of Preferred Stock in the manner hereinafter set forth in this Article IV, and to fix or alter the number of shares comprising any such series and the designations thereof to the extent permitted by law. The rights, preferences, voting powers and the qualifications, limitations and restrictions of the authorized stock shall be as follows:

A. Common Stock. Subject to all of the rights, powers and preferences of the Preferred Stock and except as provided by law or in this Article IV (or in any certificate of designation of any series of Preferred Stock):

1. The holders of shares of Common Stock shall be entitled to vote for the election of directors and on all other matters requiring stockholder action, and each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock held by such stockholder.

2. Holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared and paid or set apart for payment upon the Common Stock and, if any Excess Stock is then outstanding, the Excess Stock out of any assets or funds of the Corporation legally available therefor, but only when and as declared by the Board of Directors or any authorized committee thereof from time to time, and shall share ratably with the holders of Excess Stock in any such dividend or distribution.

3. Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation available for distribution to the holders of Common Stock, and, if any Excess Stock is then outstanding, Excess Stock shall be distributed pro rata to such holders in proportion to the number of shares of Common Stock and Excess Stock held by each.

B. Preferred Stock.

1. Subject to any limitations prescribed by law, the Board of Directors is expressly authorized to provide for the issuance of the shares of Preferred Stock in one or more series of such stock, and by filing a certificate pursuant to applicable law of the State of

Delaware, to establish or change from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. Any action by the Board of Directors under this Section (B)(1) of Article IV shall require the affirmative vote of a majority of the directors then in office (or, if a committee shall be acting on behalf of the Board of Directors, a majority of the members of such committee then in office, which committee was established by the affirmative vote of a majority of the directors then in office). The Board of Directors shall have the right to determine or fix one or more of the following with respect to each series of Preferred Stock to the extent permitted by law:

(a) The annual or other periodic dividend rate or amount of dividends to be paid on the shares of such series, the dividend payment dates, the date from which dividends on all shares of such series issued shall be cumulative, if applicable, and the extent of participation and other rights, if any;

(b) Whether the shares of such series shall be redeemable and, if so, the redemption price or prices, if any, for such series and other terms and conditions on which such series may be retired and redeemed;

(c) The distinctive serial designation and maximum number of shares of such series issuable;

(d) The right to vote, if any, with holders of shares of any other class or series, either generally or as a condition to specified corporate action;

(e) The amount payable upon shares of such series and the preferences applicable thereto in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(f) The rights, if any, of the holders of shares of such series to convert such shares into other classes of stock of the Corporation or into any other securities, or to exchange such shares for other securities, and, if so, the conversion price or prices, or the rate or rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made and any other terms and conditions of any such conversion or exchange;

(g) The price or other consideration for which the shares of such series shall be issued;

(h) Whether the shares of such series which are redeemed or converted shall have the status of authorized but unissued shares of Preferred Stock (or series thereof) and whether such shares may be reissued as shares of the same or any other class or series of stock; and

(i) Such other powers, preferences, rights, qualifications, limitations and restrictions thereof as the Board of Directors may deem advisable and as are not prohibited by law.

All shares of Preferred Stock of any one series shall be identical with each other in all respects except, if so determined by the Board of Directors, as to the dates from which dividends thereon shall be cumulative; and all shares of Preferred Stock shall be of equal rank with each other, regardless of series, and shall be identical with each other in all respects except as provided herein or in the resolution or resolutions providing for the issue of a particular series. In the event that dividends on all shares of Preferred Stock for any regular dividend period are not paid in full, all such shares shall participate ratably in any partial payment of dividends for such period in proportion to the full amounts of dividends for such period to which they are respectively entitled.

C. Restrictions on Ownership And Transfer of Equity Stock.

1. Definitions. For purposes of this Article IV, the following terms shall have the meanings set forth below:

"Beneficial Ownership," when used with respect to ownership of shares of Equity Stock by any Person, shall mean all shares of Equity Stock which are (i) directly owned by such Person, (ii) indirectly owned by such Person (if such Person is an "individual" as defined in Section 542(a)(2) of the Code) taking into account the constructive ownership rules of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code, or (iii) beneficially owned by such Person pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, provided that (x) in determining the number of shares Beneficially Owned by a Person or group, no share shall be counted more than once although applicable to two or more of clauses (i), (ii) and (iii) of this definition or (in the case of a group) although Beneficially Owned by more than one Person in such group, (y) when applying this definition of Beneficial Ownership to a Related Party, clause (iii) of this definition and clause (b) of the definition of "Person" shall be disregarded and (z) for purposes of applying clause (iii) of this definition, the Beneficial Ownership of shares of Common Stock of the Company owned by a "group" as that term is used for purposes of Section 13(d)(3) of the Exchange Act shall in no event include any such shares Beneficially Owned by L-Related Parties or Z-Related Parties who are members of such "group." (Whenever a Person Beneficially Owns shares of Equity Stock that are not actually outstanding (e.g., shares issuable upon the exercise of an option or convertible security) ("Option Shares"), then, whenever this Certificate requires a determination of the percentage of outstanding shares of a class of Equity Stock Beneficially Owned by that Person, the Option Shares Beneficially Owned by that Person shall also be deemed to be outstanding.)

"Beneficiary" shall mean, with respect to any Trust, one or more organizations described in each of Section 170(b)(1)(A) (other than clauses (vii) and (viii) thereof) and Section 170(c)(2) of the Code that are named by the Corporation as the beneficiary or beneficiaries of such Trust, in accordance with the provisions of Section (D)(4) of this Article IV.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Constructive Ownership" shall mean ownership of shares of Equity Stock by a Person who is or would be treated as a direct or indirect owner of such shares of Equity Stock through the application of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have correlative meanings.

"Equity Stock" shall mean a particular class (other than Excess Stock) or series of capital stock of the Corporation. The use of the term "Equity Stock" or any term defined by reference to the term "Equity Stock" shall refer to the particular class or series of capital stock which is appropriate under the context.

"Initial Public Offering" shall mean the closing of the initial sale of shares of Common Stock to the public pursuant to the Corporation's first effective registration statement for such Common Stock filed under the Securities Act of 1933, as amended.

"L-Related Party" shall mean each of Edward H. Linde, his heirs, legatees and devisees, and any other Person who Beneficially Owns shares of Equity Stock which shares are also deemed to be Beneficially Owned by Edward H. Linde or his heirs, legatees or devisees.

"Look-Through Entity" shall mean a Person that is either (i) a trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code as modified by Section 856(h)(3) of the Code or (ii) registered under the Investment Company Act of 1940.

"Look-Through Ownership Limit" shall mean, with respect to a class or series of Equity Stock, 15% of the number of outstanding shares of such Equity Stock.

"Market Price" of Equity Stock on any date shall mean the average of the Closing Price for shares of such Equity Stock for the five consecutive Trading Days ending on such date. The "Closing Price" on any date shall mean the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the shares of Equity Stock are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of Equity Stock are listed or admitted to trading or, if the shares of Equity Stock are not listed or admitted to trading on any national securities exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the Nasdaq Stock Market, Inc. or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if the shares of Equity Stock are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker selected by the Board of Directors making a market in the shares of Equity Stock.

"Non-Transfer Event" shall mean an event other than a purported Transfer that would cause (a) any Person (other than a Related Party or a Look-Through Entity) to Beneficially Own shares of Equity Stock in excess of the Ownership Limit, (b) any L-Related Party or Z-Related Party to Beneficially Own shares of Equity Stock which, when aggregated with all shares of Equity Stock Beneficially Owned by all other L-Related Parties or Z-Related Parties, respectively, are in excess of the Related Party Limit, or (c) any Look-Through Entity to Beneficially Own shares of Equity Stock in excess of the Look-Through Ownership Limit. Non-Transfer Events include but are not limited to (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of shares (or of Beneficial Ownership of shares) of Equity Stock or (ii) the sale, transfer, assignment or other disposition of interests in any Person or of any securities or rights convertible into or exchangeable for shares of Equity Stock or for interests in any Person that results in changes in Beneficial Ownership of shares of Equity Stock.

"Operating Partnership" shall mean Boston Properties Limited Partnership, a Delaware limited partnership.

"Ownership Limit" shall mean, with respect to a class or series of Equity Stock, 6.6% of the number of outstanding shares of such Equity Stock.

"Permitted Transferee" shall mean any Person designated as a Permitted Transferee in accordance with the provisions of Section (D)(8) of this Article IV.

"Person" shall mean (a) an individual or any corporation, partnership, estate, trust, association, private foundation, joint stock company or any other entity and (b) a "group" as that term is used for purposes of Section 13(d)(3) of the Exchange Act; but shall not include an underwriter that participates in a public offering of Equity Stock for a period of 90 days following purchase by such underwriter of such Equity Stock.

"Prohibited Owner" shall mean, with respect to any purported Transfer or Non-Transfer Event, any Person who is prevented from becoming or remaining the owner of record title to shares of Equity Stock by the provisions of Section (D)(1) of this Article IV.

"Related Party" shall mean any L-Related Party or any Z-Related Party.

"Related Party Limit" shall mean, with respect to a class or series of Equity Stock, 15% of the number of outstanding shares of such Equity Stock applied (i) in the aggregate, to all Persons who are Z-Related Parties and (ii) in the aggregate, to all Persons who are L-Related Parties.

"Restriction Termination Date" shall mean the first day on which the Board of Directors, in accordance with Article VI hereof, determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify under the Code as a real estate investment trust (a "REIT").

"Trading Day" shall mean a day on which the principal national securities exchange on which any of the shares of Equity Stock are listed or admitted to trading is open for the transaction of business or, if none of the shares of Equity Stock are listed or admitted to trading on any national securities exchange, any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

"Transfer" (as a noun) shall mean any sale, transfer, gift, assignment, devise or other disposition of shares (or of Beneficial Ownership of shares) of Equity Stock, whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise. "Transfer" (as a verb) shall have the correlative meaning.

"Trust" shall mean any separate trust created and administered in accordance with the terms of Section (D) of this Article IV, for the exclusive benefit of any Beneficiary.

"Trustee" shall mean any Person or entity, unaffiliated with both the Corporation and any Prohibited Owner (and, if different than the Prohibited Owner, the Person who would have had Beneficial Ownership of the Shares that would have been owned of record by the Prohibited Owner), designated by the Corporation to act as trustee of any Trust, or any successor trustee thereof.

"Z-Related Party" shall mean each of Mortimer B. Zuckerman, his heirs, legatees and devisees, and any other Person who Beneficially Owns shares of Equity Stock which shares are also deemed to be Beneficially Owned by Mortimer B. Zuckerman or his heirs, legatees or devisees.

2. Restriction on Ownership and Transfer.

(a) (I) Except as provided in Section (C)(4) of this Article IV, from and after the date of the Initial Public Offering and until the Restriction Termination Date, (i) no Person (other than a Related Party or a Look-Through Entity) shall Beneficially Own shares of Equity Stock in excess of the Ownership Limit, the L-Related Parties in the aggregate and the Z-Related Parties in the aggregate shall not Beneficially Own shares of Equity Stock in excess of the Related Party Limit, and no Look-Through Entity shall Beneficially Own shares of Equity Stock in excess of the Look-Through Ownership Limit.

(II) Except as provided in Section (C)(4) of this Article IV, from and after the date of the Initial Public Offering and until the Restriction Termination Date, any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) that, if effective, would result in any Person (other than a Related Party or Look-Through Entity) Beneficially Owning shares of Equity Stock in excess of the Ownership Limit shall be void ab initio as to the Transfer of that number of shares of Equity Stock which would be otherwise Beneficially Owned by such Person in excess of the Ownership Limit, and the intended transferee shall acquire no rights in such shares of Equity Stock.

(III) Except as provided in Section (C)(4) of this Article IV, from and after the date of the Initial Public Offering and until the Restriction Termination Date, any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) that, if effective, would result in any Look-Through Entity Beneficially Owning shares of Equity Stock in excess of the Look-Through Ownership Limit shall be void ab initio as to the Transfer of that number of shares of Equity Stock which would be otherwise Beneficially Owned by such Look-Through Ownership Entity in excess of the Look-Through Ownership Limit, and the intended transferee Look-Through Entity shall acquire no rights in such shares of Equity Stock.

(IV) Except as provided in Section (C)(4) of this Article IV, from and after the date of the Initial Public Offering and until the Restriction Termination Date, any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) that, if effective, would result in any L-Related Party or Z-Related Party Beneficially Owning shares of Equity Stock which, when aggregated with all shares of Equity Stock Beneficially Owned by all other L-Related Parties or Z-Related Parties, respectively, would cause the L-Related Parties or the Z-Related Parties, respectively, to exceed the Related Party Limit shall be void ab initio as to the Transfer of that number of shares of Equity Stock which would be otherwise Beneficially Owned by such L-Related Party or Z-Related Party in violation of the Related Party Limit, and the intended transferee Related Party shall acquire no rights in such shares of Equity Stock.

(b) From and after the date of the Initial Public Offering and until the Restriction Termination Date, any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) of shares of Equity Stock that, if effective, would result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code shall be void ab initio as to the Transfer of that number of shares of Equity Stock that would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code, and the intended transferee shall acquire no rights in such shares of Equity Stock.

(c) From and after the date of the Initial Public Offering and until the Restriction Termination Date, any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) of shares of Equity Stock that, if effective, would cause the Corporation to Constructively Own 10% or more of the ownership interests in a tenant of the real property of the Corporation or any direct or indirect subsidiary (whether a corporation, partnership, limited liability company or other entity) of the Corporation (a "Subsidiary"), within the meaning of Section 856(d)(2)(B) of the Code, shall be void ab initio as to the Transfer of that number of shares of Equity Stock that would cause the Corporation to Constructively Own 10% or more of the ownership interests in a tenant of the real property of the Corporation or a Subsidiary within the meaning of Section 856(d)(2)(B) of the Code, and the intended transferee shall acquire no rights in such shares of Equity Stock.

(d) From and after the date of the Initial Public Offering and until the Restriction Termination Date, any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system) that, if effective, would result in shares of Equity Stock being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code shall be void ab initio and the intended transferee shall acquire no rights in such shares of Equity Stock.

3. Owners Required to Provide Information. Until the Restriction Termination Date:

(a) Every Beneficial Owner of more than 5%, or such lower percentages as are then required pursuant to regulations under the Code, of the outstanding shares of any class or series of Equity Stock of the Corporation as of any dividend record date on the Company's Equity Stock shall, within 30 days after January 1 of each year, provide to the Corporation a written statement or affidavit stating the name and address of such Beneficial Owner, the number of shares of Equity Stock Beneficially Owned by such Beneficial Owner as of each such dividend record date, and a description of how such shares are held. Each such Beneficial Owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation's status as a REIT and to ensure compliance with the Ownership Limit.

(b) Each Person who is a Beneficial Owner of shares of Equity Stock and each Person (including the stockholder of record) who is holding shares of Equity Stock for a Beneficial Owner shall provide to the Corporation a written statement or affidavit stating such information as the Corporation may request in order to determine the Corporation's status as a REIT and to ensure compliance with the Ownership Limit.

4. Exception. The Board of Directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence or undertakings acceptable to it, may, in its sole discretion, waive the application of the Ownership Limit, the Look-Through Ownership Limit or the Related Party Limit to a Person subject, as the case may be,

to any such limit, provided that (A) the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain that such Person's Beneficial Ownership or Constructive Ownership of shares of Equity Stock will now and in the future (i) not result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code, (ii) not cause the Corporation to Constructively Own 10% or more of the ownership interests of a tenant of the Corporation or a Subsidiary within the meaning of Section 856(d)(2)(B) of the Code and to violate the 95% gross income test of Section 856(c)(2) of the Code, and (iii) not result in the shares of Equity Stock of the Corporation being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code and (B) such Person agrees in writing that any violation or attempted violation of (x) such other limitation as the Board of Directors may establish at the time of such waiver with respect to such Person or (y) such other restrictions and conditions as the Board of Directors may in its sole discretion impose at the time of such waiver with respect to such Person, will result, as of the time of such violation even if discovered after such violation, in the conversion of such shares in excess of the original limit applicable to such Person into shares of Excess Stock pursuant to Section (D)(1) of this Article IV.

5. New York Stock Exchange Transactions. Notwithstanding any provision contained herein to the contrary, nothing in this Certificate shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system. In no event shall the existence or application of the preceding sentence have the effect of deterring or preventing the conversion of Equity Stock into Excess Stock as contemplated herein.

D. Excess Stock.

1. Conversion into Excess Stock.

(a) If, notwithstanding the other provisions contained in this Article IV, from and after the date of the Initial Public Offering and prior to the Restriction Termination Date, there is a purported Transfer or Non-Transfer Event such that any Person (other than a Related Party or Look-Through Entity) would Beneficially Own shares of Equity Stock in excess of the Ownership Limit, or such that any Person that is an L-Related Party would Beneficially Own shares of Equity Stock which when aggregated together with all shares of Equity Stock Beneficially Owned by all other L-Related Parties would cause the L-Related Parties to exceed the Related Party Limit, or such that any Person that is a Z-Related Party would Beneficially Own shares of Equity Stock which when aggregated together with all shares of Equity Stock Beneficially Owned by all other Z-Related Parties would cause the Z-Related Parties to exceed the Related Party Limit, or such that any Person that is a Look-Through Entity would Beneficially Own shares of Equity Stock in excess of the Look-Through Limit, then, (i) except as otherwise provided in Section (C)(4) of this Article IV, the purported transferee shall be deemed to be a Prohibited Owner and shall acquire no right or interest (or, in the case of a Non-Transfer Event, the Person holding record title to the shares of Equity

Stock Beneficially Owned by such Beneficial Owner shall cease to own any right or interest) in such number of shares of Equity Stock which would cause such Beneficial Owner (alone or together with other Related Parties, if applicable) to Beneficially Own shares of Equity Stock in excess of the Ownership Limit, the Related Party Limit, or the Look-Through Limit, as the case may be, (ii) such number of shares of Equity Stock in excess of the Ownership Limit, the Related Party Limit or the Look-Through Limit, as the case may be, (rounded up to the nearest whole share) shall be automatically converted into an equal number of shares of Excess Stock and transferred to a Trust in accordance with Section (D)(4) of this Article IV and (iii) the Prohibited Owner shall submit the certificates representing such number of shares of Equity Stock to the Corporation, accompanied by all requisite and duly executed assignments of transfer thereof, for registration in the name of the Trustee of the Trust. Such conversion into Excess Stock and transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be, even though the certificates representing the shares of Equity Stock so converted may be submitted to the Corporation at a later date.

(b) If, notwithstanding the other provisions contained in this Article IV, from and after the date of the Initial Public Offering and prior to the Restriction Termination Date there is a purported Transfer or Non-Transfer Event that, if effective, would (i) result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code, (ii) cause the Corporation to Constructively Own 10% or more of the ownership interest in a tenant of the Corporation's or a Subsidiary's real property within the meaning of Section 856(d)(2)(B) of the Code or (iii) result in the shares of Equity Stock being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code, then (x) the purported transferee shall be deemed to be a Prohibited Owner and shall acquire no right or interest (or, in the case of a Non-Transfer Event, the Person holding record title of the shares of Equity Stock with respect to which such Non-Transfer Event occurred shall cease to own any right or interest) in such number of shares of Equity Stock, the ownership of which by such purported transferee or record holder would (A) result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code, (B) cause the Corporation to Constructively Own 10% or more of the ownership interests in a tenant of the Corporation's or a Subsidiary's real property within the meaning of Section 856(d)(2)(B) of the Code or (c) result in the shares of Equity Stock being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code, (y) such number of shares of Equity Stock (rounded up to the nearest whole share) shall be automatically converted into an equal number of shares of Excess Stock and transferred to a Trust in accordance with Section (D)(4) of this Article IV and (z) the Prohibited Owner shall submit such number of shares of Equity Stock to the Corporation, accompanied by all requisite and duly executed assignments of transfer thereof, for registration in the name of the Trustee of the Trust. Such conversion into Excess Stock and transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event, as the case may be, even though the certificates representing the shares of Equity Stock so converted may be submitted to the Corporation at a later date.

(c) Upon the occurrence of such a conversion of shares of Equity Stock into an equal number of shares of Excess Stock, such shares of Equity Stock shall be automatically retired and canceled, without any action required by the Board of Directors of the Corporation, and shall thereupon be restored to the status of authorized but unissued shares of the particular class or series of Equity Stock from which such Excess Stock was converted and may be reissued by the Corporation as that particular class or series of Equity Stock.

2. Remedies for Breach. If the Corporation, or its designees, shall at any time determine in good faith that a Transfer has taken place in violation of Section (C)(2) of this Article IV or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Equity Stock in violation of Section (C)(2) of this Article IV, the Corporation shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the stock transfer books of the Corporation or instituting proceedings to enjoin such Transfer or acquisition, but the failure to take any such action shall not affect the automatic conversion of shares of Equity Stock into Excess Stock and their transfer to a Trust in accordance with Section (D)(1).

3. Notice of Restricted Transfer. Any Person who acquires or attempts to acquire shares of Equity Stock in violation of Section (C)(2) of this Article IV, or any Person who owns shares of Equity Stock that were converted into shares of Excess Stock and transferred to a Trust pursuant to Sections (D)(1) and (D)(4) of this Article IV, shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event, as the case may be, on the Corporation's status as a REIT.

4. Ownership in Trust. Upon any purported Transfer or Non-Transfer Event that results in Excess Stock pursuant to Section (D)(1) of this Article IV, (i) the Corporation shall create, or cause to be created, a Trust, and shall designate a Trustee and name a Beneficiary thereof and (ii) such Excess Stock shall be automatically transferred to such Trust to be held for the exclusive benefit of the Beneficiary. Any conversion of shares of Equity Stock into shares of Excess Stock and transfer to a Trust shall be effective as of the close of trading on the Trading Day prior to the date of the purported Transfer or Non-Transfer Event that results in the conversion. Shares of Excess Stock so held in trust shall remain issued and outstanding shares of stock of the Corporation.

5. Dividend Rights. Each share of Excess Stock shall be entitled to the same dividends and distributions (as to both timing and amount) as may be declared by the Board of Directors with respect to shares of Common Stock. The Trustee, as record holder of the shares of Excess Stock, shall be entitled to receive all dividends and distributions and shall hold all such dividends or distributions in trust for the benefit of the Beneficiary. The Prohibited Owner with respect to such shares of Excess Stock shall repay to the Trust the amount of any dividends or distributions received by it (i) that are attributable to any shares of

Equity Stock that have been converted into shares of Excess Stock and (ii) the record date of which was on or after the date that such shares were converted into shares of Excess Stock. The Corporation shall take all measures that it determines reasonably necessary to recover the amount of any such dividend or distribution paid to a Prohibited Owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares of Equity Stock Beneficially Owned by the Person who, but for the provisions of this Article IV, would Constructively Own or Beneficially Own the shares of Equity Stock that were converted into shares of Excess Stock; and, as soon as reasonably practicable following the Corporation's receipt or withholding thereof, shall pay over to the Trust for the benefit of the Beneficiary the dividends so received or withheld, as the case may be.

6. Rights upon Liquidation. In the event of any voluntary or involuntary liquidation of, or winding up of, or any distribution of the assets of, the Corporation, each holder of shares of Excess Stock shall be entitled to receive, ratably with each other holder of shares of Common Stock and Excess Stock, that portion of the assets of the Corporation that is available for distribution to the holders of Common Stock and Excess Stock. The Trust shall distribute to the Prohibited Owner the amounts received upon such liquidation, dissolution, or winding up, or distribution; provided, however, that the Prohibited Owner shall not be entitled to receive amounts in excess of, in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock and which Transfer resulted in the conversion of the shares into shares of Excess Stock, the product of (x) the price per share, if any, such Prohibited Owner paid for the shares of Equity Stock and (y) the number of shares of Equity Stock which were so converted into Excess Stock, and, in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the conversion of the shares into shares of Excess Stock, the product of (x) the price per share equal to the Market Price on the date of such Non-Transfer Event or purported Transfer and (y) the number of shares of Equity Stock which were so converted into Excess Stock. Any remaining amount in such Trust shall be distributed to the Beneficiary.

7. Voting Rights. Each share of Excess Stock shall entitle the holder to no voting rights other than those voting rights which accompany a class of capital stock under Delaware law. The Trustee, as record holder of the Excess Stock, shall be entitled to vote all shares of Excess Stock. Any vote by a Prohibited Owner as a purported holder of shares of Equity Stock prior to the discovery by the Corporation that such shares of Equity Stock have been converted into shares of Excess Stock shall, subject to applicable law, be rescinded and shall be void ab initio with respect to such shares of Excess Stock.

8. Designation of Permitted Transferee.

(a) As soon as practicable after the Trustee acquires Excess Stock, but in an orderly fashion so as not to materially adversely affect the trading price of Common Stock, the Trustee shall designate one or more Persons as Permitted Transferees and sell to such Permitted Transferees any shares of Excess Stock held by the Trustee; provided, however, that (i) any Permitted Transferee so designated purchases for valuable consideration (whether in a public or private sale) the shares of Excess Stock and (ii) any Permitted Transferee so designated may acquire such shares of Excess Stock without violating any of the restrictions set forth in Section (C)(2) of this Article IV and without such acquisition resulting in the conversion of the shares of Equity Stock so acquired into shares of Excess Stock and the transfer of such shares to a Trust pursuant to Sections (D)(1) and (D)(4) of this Article IV. The Trustee shall have the exclusive and absolute right to designate Permitted Transferees of any and all shares of Excess Stock. Prior to any transfer by the Trustee of shares of Excess Stock to a Permitted Transferee, the Trustee shall give not less than five Trading Days prior written notice to the Corporation of such intended transfer and the Corporation must have waived in writing its purchase rights under Section (D)(10) of this Article IV.

(b) Upon the designation by the Trustee of a Permitted Transferee in accordance with the provisions of this Section (D)(8), the Trustee shall cause to be transferred to the Permitted Transferee shares of Excess Stock acquired by the Trustee pursuant to Section (D)(4) of this Article IV. Upon such transfer of shares of Excess Stock to the Permitted Transferee, such shares of Excess Stock shall be automatically converted into an equal number of shares of Equity Stock of the same class and series from which such Excess Stock was converted. Upon the occurrence of such a conversion of shares of Excess Stock into an equal number of shares of Equity Stock, such shares of Excess Stock shall be automatically retired and canceled, without any action required by the Board of Directors of the Corporation, and shall thereupon be restored to the status of authorized but unissued shares of Excess Stock and may be reissued by the Corporation as Excess Stock. The Trustee shall (i) cause to be recorded on the stock transfer books of the Corporation that the Permitted Transferee is the holder of record of such number of shares of Equity Stock, and (ii) distribute to the Beneficiary any and all amounts held with respect to such shares of Excess Stock after making payment to the Prohibited Owner pursuant to Section (D)(9) of this Article IV.

(c) If the Transfer of shares of Excess Stock to a purported Permitted Transferee would or does violate any of the transfer restrictions set forth in Section (C)(2) of this Article IV, such Transfer shall be void ab initio as to that number of shares of Excess Stock that cause the violation of any such restriction when such shares are converted into shares of Equity Stock (as described in clause (b) above) and the purported Permitted Transferee shall be deemed to be a Prohibited Owner and shall acquire no rights in such shares of Excess Stock or Equity Stock. Such shares of Equity Stock shall be automatically re-converted into Excess Stock and transferred to the Trust from which they were originally Transferred. Such conversion and transfer to the Trust shall be effective as of the close of trading on the Trading Day prior to the date of the Transfer to the purported Permitted Transferee and the provisions of this Article IV shall apply to such shares, including, without limitation, the provisions of Sections (D)(8) through (D)(10) with respect to any future Transfer of such shares by the Trust.

9. Compensation to Record Holder of Shares of Equity Stock That Are Converted into Shares of Excess Stock. Any Prohibited Owner shall be entitled (following acquisition of the shares of Excess Stock and subsequent designation of and sale of Excess Stock to a Permitted Transferee in accordance with Section (D)(8) of this Article IV or following the acceptance of the offer to purchase such shares in accordance with Section (D)(10) of this Article IV) to receive from the Trustee following the sale or other disposition of such shares of Excess Stock the lesser of (i) (a) in the case of a purported Transfer in which the Prohibited Owner gave value for shares of Equity Stock and which Transfer resulted in the conversion of such shares into shares of Excess Stock, the product of (x) the price per share, if any, such Prohibited Owner paid for the shares of Equity Stock and (y) the number of shares of Equity Stock which were so converted into Excess Stock and (b) in the case of a Non-Transfer Event or purported Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or purported Transfer, as the case may be, resulted in the conversion of such shares into shares of Excess Stock, the product of (x) the price per share equal to the Market Price on the date of such Non-Transfer Event or purported Transfer and (y) the number of shares of Equity Stock which were so converted into Excess Stock or (ii) the proceeds received by the Trustee from the sale or other disposition of such shares of Excess Stock in accordance with Section (D)(8) or Section (D)(10) of this Article IV. Any amounts received by the Trustee in respect of such shares of Excess Stock and in excess of such amounts to be paid to the Prohibited Owner pursuant to this Section (D)(9) shall be distributed to the Beneficiary in accordance with the provisions of Section (D)(8) of this Article IV. Each Beneficiary and Prohibited Owner shall waive any and all claims that it may have against the Trustee and the Trust arising out of the disposition of shares of Excess Stock, except for claims arising out of the gross negligence or willful misconduct of, or any failure to make payments in accordance with this Section (D) of this Article IV by such Trustee.

10. Purchase Right in Excess Stock. Shares of Excess Stock shall be deemed to have been offered for sale to the Corporation or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such shares of Excess Stock (or, in the case of a Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for the shares (e.g., if the shares were received through a gift or devise), the Market Price on the date of such Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for the shares) or (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation shall have the right to accept such offer for a period of 90 days following the later of (a) the date of the Non-Transfer Event or purported Transfer which results in such shares of Excess Stock or (b) the date the Board of Directors first determined that a Transfer or Non-Transfer Event resulting in shares of Excess Stock has occurred, if the Corporation does not receive a notice of such Transfer or Non-Transfer Event pursuant to Section (D)(3) of this Article IV.

E. Preemptive Rights. No holder of shares of any class or series of capital stock shall as such holder have any preemptive or preferential right to purchase or subscribe to (i) any shares of any class or series of capital stock of the Corporation, whether now or hereafter authorized, (ii) any warrants, rights or options to purchase any such capital stock or (iii) any obligations convertible into any such capital stock or into warrants, rights or options to purchase any such capital stock.

F. Remedies Not Limited. Except as set forth in Section (C)(5) of this Article IV, nothing contained in this Article IV shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders by preservation of the Corporation's status as a REIT and to ensure compliance with the Ownership Limit, the Look-Through Ownership Limit and the Related Party Limit.

G. Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Article IV, including any definition contained in Section (C)(1) of this Article IV, the Board of Directors shall have the power to determine the application of the provisions of this Article IV with respect to any situation based on the facts known to it.

H. Legend. Each certificate for shares of Equity Stock shall bear the following legend:

> "The shares of Boston Properties, Inc. (the "Corporation") represented by this certificate are subject to restrictions set forth in the Corporation's Certificate of Incorporation which prohibit in general (a) any Person (other than a Related Party or a Look-Through Entity) from Beneficially Owning shares of Equity Stock in excess of the Ownership Limit, (b) any L-Related Party from Beneficially Owning shares of Equity Stock which, when aggregated with the shares of Equity Stock Beneficially Owned by all other L-Related Parties, are in excess of the Related Party Limit, (c) any Z-Related Party from Beneficially Owning shares of Equity Stock which, when aggregated with the shares of Equity Stock Beneficially Owned by all other Z-Related Parties, are in excess of the Related Party Limit, (d) any Look-Through Entity from Beneficially Owning shares of Equity Stock in excess of the Look-Through Ownership Limit and (e) any Person from acquiring or maintaining any ownership interest in the stock of the Corporation that is inconsistent with (i) the requirements of the Code pertaining to real estate investment trusts or (ii) the Certificate of Incorporation of the Corporation, and the holder of this certificate by his acceptance hereof consents to be bound by such restrictions. Capitalized terms used in this paragraph and not defined herein are defined in the Corporation's Certificate of Incorporation.

The Corporation will furnish without charge, to each stockholder who so requests, a copy of the relevant provisions of the Certificate of Incorporation and By-laws of the Corporation, a copy of the provisions setting forth the designations, preferences, privileges and rights of each class of stock or series thereof that the Corporation is authorized to issue and the qualifications, limitations and restrictions of such preferences and/or rights. Any such request may be addressed to the Secretary of the Corporation or to the transfer agent named on the face hereof."

I. Severability. Each provision of this Article IV shall be severable and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

ARTICLE V

STOCKHOLDER ACTION

Any action required or permitted to be taken by stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof.

ARTICLE VI

DIRECTORS

A. General Powers; Action by Committee. (a) The property, affairs and business of the Corporation shall be managed by or under the direction of the Board of Directors and, except as otherwise expressly provided by law, the By-laws or this Certificate, all of the powers of the Corporation shall be vested in such Board. Any action which the Board of Directors is empowered to take may be taken on behalf of the Board of Directors by a duly authorized committee thereof except (i) to the extent limited by Delaware law, this Certificate or the By-laws and (ii) for any action which requires the affirmative vote or approval of a majority or a supermajority of the Directors then in office (unless, in such case, this Certificate or the By-laws specifically provides that a duly authorized Committee can take such action on behalf of the Board of Directors). A majority of the Board of Directors shall constitute a quorum and, except as provided in paragraph (b) of this Section (A), the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

(b) Notwithstanding the foregoing or any other provision of this Certificate of Incorporation, the affirmative vote of more than 75% of the directors then in office (the "Required Directors") shall be required to approve the actions set forth in clauses (i) through

(viii) below and any such action shall not be effective unless approved by the vote of the Required Directors:

(i) a Change of Control (as hereinafter defined) of the Corporation or the Operating Partnership;

(ii) any amendment to the limited partnership agreement of the Operating Partnership;

(iii) any waiver or modification of the Ownership Limit, the Related Party Limit or the Look-Through Ownership Limit;

(iv) any merger, consolidation or sale of all or substantially all of the assets of the Corporation or the Operating Partnership;

(v) the issuance of any Equity Securities of the Corporation or any securities convertible into or exchangeable or exercisable for any Equity Securities of the Corporation, provided that the affirmative vote of the Required Directors shall not be required with respect to the issuance of Equity Securities (a) pursuant to any stock incentive plan or employee bonus or compensation arrangement, (b) in a bona fide underwritten public offering managed by one or more nationally recognized investment banking firms, (c) in exchange for Units presented to the Operating Partnership for redemption pursuant to the Operating Partnership Agreement or (d) to a Look-Through Entity that would not violate the Look-Through Ownership Limit following such issuance;

(vi) for the Corporation to take title to assets (other than temporarily in connection with an acquisition prior to contributing such assets to the Operating Partnership), or to conduct business other than through the Operating Partnership, or for the Corporation or the Operating Partnership to engage in any business other than the ownership, construction, development, management and operation of commercial real estate properties;

(vii) for the Corporation or the Operating Partnership to make a general assignment for the benefit of creditors or to institute any proceedings in bankruptcy or for the liquidation, dissolution, reorganization or winding up of the Corporation or the Operating Partnership or to consent to the taking of any such action against the Corporation or the Operating Partnership;

(viii) to terminate the Corporation's status as a real estate investment trust for federal income tax purposes; and

(ix) to recommend to the stockholders that this Certificate or a provision of this Certificate be amended or repealed.

(c) Except as defined below, capitalized terms in this Section (A) have the meanings specified in Section (C)(1) of Article IV. For purposes of this Section (A):

(i) "Change of Control" of (A) the Corporation shall mean any transaction or series of related transactions (whether by purchase of existing shares of Common Stock or Units, merger, consolidation or otherwise, but not including the issuance of newly issued shares of Common Stock by the Corporation or of Units by the Operating Partnership following a capital contribution by the Corporation in response to such issuance by the Corporation), to which the Corporation is a party or the Corporation's consent or approval is required, the result of which is that either (1) any Person or Group other than the Related Parties becomes the Beneficial Owner, directly or indirectly, of 25% or more of the total voting power in the aggregate of all classes of capital stock of the Corporation then outstanding normally entitled to vote in the election of directors of the Corporation (or any surviving entity) (including in such calculation the shares of capital stock such Person or Group would receive if any Units owned by such Person or Group were presented for redemption and acquired by the Corporation for shares of capital stock) or (2) the Beneficial Owners of the capital stock of the Corporation normally entitled to vote in the election of directors immediately prior to the transaction or series of related transactions beneficially own less than 75% of the total voting power in the aggregate of all classes of capital stock of the Corporation then outstanding normally entitled to vote in the election of directors of the Corporation (or any surviving entity) immediately after such transaction or transactions (including in such calculation the shares of capital stock such Beneficial Owners would receive if any Units owned by such Beneficial Owners were presented for redemption and acquired by the Corporation for shares of capital stock); or (B) the Operating Partnership shall mean (i) any sale, transfer or other conveyance (whether by merger or consolidation of the Corporation or otherwise) by the Corporation of the general partnership interest in the Operating Partnership, or (ii) any transaction or series of related transactions (whether by purchase of existing Units, issuance of Units (other than as a result of a capital contribution by the Corporation following an issuance of shares of Equity Stock), merger consolidation or otherwise), to which the Operating Partnership is a party or the consent or approval of the Corporation is required, the result of which is that either (1) any Person or Group other than the Related Parties becomes the Beneficial Owner, directly or indirectly, of Units which represent 25% or more of the total percentage of limited partnership interests therein or (2) the Beneficial Owners of limited partnership interests therein immediately prior to the transaction beneficially own less than 75% of the total percentage of limited partnership interests therein then outstanding immediately after such transaction or series of related transactions.

(ii) "Person" shall have the same meaning as such term has for purposes of Sections 13(d) and 14(d) of the Exchange Act.

(iii) "Group" shall have the same meaning as such term has for purposes of Sections 13(d) and 14(d) of the Exchange Act.

(iv) "Beneficial Owner" shall have the same meaning as such term has for purposes of Rule 13d-3 promulgated under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that a Person has the right to acquire, whether or not such right is immediately exercisable. "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

(v) "Units" shall mean the units into which partnership interests in the Operating Partnership are divided, and as the same may be adjusted, as provided in the limited partnership agreement of the Operating Partnership (the "Operating Partnership Agreement").

C. Election of Directors. Election of directors need not be by written ballot unless the By-laws of the Corporation shall so provide.

D. Number and Terms of Directors. The Corporation shall have a Board of Directors initially consisting of five (5) directors. Thereafter, the number of directors shall be fixed by resolution duly adopted from time to time by the Board of Directors; provided, however, that in no event shall the number of directors exceed eleven (11) or be less than the minimum number required by the DGCL. A director need not be a stockholder of the Corporation.

The directors shall be classified, with respect to the term for which they severally hold office, into three classes, as nearly equal in number as possible. The initial Class I Directors of the Corporation shall be Mortimer B. Zuckerman; the initial Class II Directors of the Corporation shall be Alan J. Patricof and Martin Turchin; and the initial Class III Directors of the Corporation shall be Edward H. Linde and Ivan G. Seidenberg. The initial Class I Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 1998; the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 1999; and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2000. At each annual meeting of stockholders, the successor or successors of the class of directors whose term expires at that meeting shall be elected by a plurality of the votes of the shares present in person or represented by proxy at such meeting and entitled to vote on the election of directors, and shall hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificates of designation applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Section (C).

During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV of this Certificate, then upon commencement and for the duration of the period during which such right continues: (a) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions and (b) each such additional director shall serve until such director's successor shall have been duly elected and qualified, or until such director's right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such director's earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

E. Removal of Directors. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect directors and to remove any director whom such holders have the right to elect, any director (including persons elected by directors to fill vacancies in the Board of Directors) may be removed from office (a) only with cause and (b) only by the affirmative vote of the holders of at least 75% of the shares then entitled to vote at a meeting of the stockholders called for that purpose. At least 30 days prior to any meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal shall be sent to the director whose removal will be considered at the meeting. For purposes of this Certificate, "cause," with respect to the removal of any director, shall mean only (i) conviction of a felony, (ii) declaration of unsound mind by order of a court, (iii) gross dereliction of duty, (iv) commission of any act involving moral turpitude or (v) commission of an act that constitutes intentional misconduct or a knowing violation of law if such action in either event results both in an improper substantial personal benefit to such director and a material injury to the Corporation.

F. Vacancies. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in size of the Board of Directors, or the death, resignation, disqualification or removal of a director, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the Board of Directors. Any director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified or until such director's earlier resignation or removal. Subject to the rights, if any, of the holders of any series of Preferred Stock, when the number of directors is increased or decreased, the Board of Directors shall determine the class or classes to which the increased or decreased number of directors shall be apportioned; provided, however, that no decrease in the number of directors shall shorten the term of any incumbent director. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until such vacancy is filled.

ARTICLE VII

LIMITATION OF LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any repeal or modification of this Article VII by either (i) the stockholders of the Corporation or (ii) an amendment to the DGCL shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a person who has served as a director prior to, or is then serving as a director at the time of, such repeal or modification.

ARTICLE VIII

MAINTENANCE OF REIT STATUS

For so long as the Board of Directors deems the maintenance of REIT status to be in the best interests of the Corporation, the Corporation shall seek to satisfy the requirements for qualification as a REIT under the Code, including, but not limited to, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount and timing of its distributions to its stockholders.

ARTICLE IX

AMENDMENT OF BYLAWS

A. Amendment by Directors. Except as otherwise provided bylaw, the By-laws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

B. Amendment by Stockholders. The By-laws of the Corporation may be amended or repealed at any annual meeting of stockholders, or at any special meeting of stockholders called for such purpose, by the affirmative vote of at least 75% of the outstanding shares of capital stock of the Corporation entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE X

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation.

No amendment or repeal of this Certificate shall be made unless the same is first approved by the Board of Directors pursuant to a resolution adopted by the Board of Directors in accordance with Section 242 of the DGCL, and, except as otherwise provided by law, thereafter approved by the stockholders. Whenever any vote of the holders of voting stock is required to amend or repeal any provision of this Certificate, then in addition to any other vote of the holders of voting stock that is required by this Certificate or by-law, the affirmative vote of a majority of the outstanding shares of capital stock of the Corporation entitled to vote on such amendment or repeal, voting together as a single class, and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Certificate; provided, however, that in each case two-thirds rather than a majority shall be needed if such amendment or repeal relates to a repeal or modification of the Ownership Limit, the Related Party Limit or the Look-Through Ownership Limit; and provided, further, that the affirmative vote of not less than 75% of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class, and the affirmative vote of not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any of the provisions of Article V, Article VI, Article VII, Article IX or Article X of this Certificate.

I, William J. Wedge, Senior Vice President and Secretary of the Corporation, do make this certificate, hereby declaring and certifying that this is my act and deed on behalf of the Corporation this 12th day of June, 1997.

BOSTON PROPERTIES, INC.

By: ____________________
William J. Wedge
Senior Vice President and Secretary

DOCSC\366657.10

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Boston Properties, Inc.
Incoming letter dated December 11, 2007

The proposal would amend the bylaws to provide for a majority vote standard for director elections.

There appears to be some basis for your view that Boston Properties may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Boston Properties to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Boston Properties omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Boston Properties relies.

Sincerely,

Craig Slivka
Attorney-Adviser


END